Exhibit 99.1

SDRL – Completion of mandatory offer to purchase up to US$56 million of its 12.0% Senior Secured Notes due 2025

Hamilton, Bermuda, November 14, 2018 - Seadrill Limited (“Seadrill” or the “Company”) announces the completion of the mandatory offer to purchase approximately US$56 million (the “Asset Sale Offer”) of its 12.0% Senior Secured Notes due 2025 (the “Notes”) announced on October 10, 2018 related to the proceeds of a deferred consideration agreement with Sapura Energy.

The Asset Sale Offer expired at 5:00 p.m., New York City time, on November 9, 2018 (the “Expiration Time”). As of the Expiration Time, $148,243 in aggregate principal amount of the Notes were validly tendered. The Company accepted and made payment for the tendered Notes on November 14, 2018.

The Asset Sale Offer was made pursuant only to the terms and conditions contained in the offer to purchase. This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, any security, nor shall there be any sale of any security in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its 2017 Annual Report on Form 20-F (File No. 001-34667) and its Registration Statement on Form F-1 (Registration No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.